Exhibit 99.2

Dear Shareholders,

Fiscal 2026 was historically the most difficult year for Highway Holdings Limited (the “Company”).

The Company faced a sharp decline in legacy OEM demand, the loss of a significant portion of our motor business, severe disruption in Myanmar, lower factory utilization, margin pressure, and a cost structure that became too heavy for the reduced revenue base. These pressures were intensified by post-COVID customer adjustments, geopolitical uncertainty, tariff-related concerns, and a broader shift by certain customers away from Myanmar sourcing for political reasons after it was blacklisted in Europe due to human rights abuses unrelated to our company or our facility.

Despite the multiple external reasons out of our control, we are not pleased with this situation. The year exposed real weaknesses in our business model, particularly our dependence on a limited number of customers and geographies.

The underperformance and resulting pressure on our share price, led to a deficiency notification from the Listing Qualifications Department of the Nasdaq Stock Market notifying the Company on March 17, 2026 that, for the preceding 30 consecutive business days, the closing bid price of the Company’s common shares, has been below the minimum $1.00 per share requirement for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). While there are many options available to rectify this problem, they involve ongoing negotiations with different parties and are not guaranteed.

At the same time, we took meaningful steps to protect the company and create a path forward. We preserved liquidity, avoided excessive debt, reduced the operating base where required, completed a strategic acquisition in Germany, and continued developing new business opportunities that can make better use of our manufacturing assets.

I want to thank our shareholders for their patience during this challenging period. We know patience is not unlimited. Our responsibility now is to turn the actions we have taken into measurable progress.

Fiscal 2026 Year in Review

The biggest operating issue was the reduction of motor business from a significant OEM customer. That loss materially reduced our revenue base and created a negative cycle of lower production, lower absorption, and weaker profitability. We initially expected new China-based motor business and the return of gaming console production to help offset this decline more quickly. That did not happen as fast as we hoped. Customer testing, production transfers, tooling, and ramp-up work all took longer than expected.

The Myanmar factory was severely affected. Substantially all customers for who we produced in Myanmar stopped business, leaving the Myanmar factory without work. The reasons were solely political, with our customers not wanting to be associated with a country which has human rights abuses, even if our factory is a model factory, fully SA 8000 compliant and USA imposing the highest custom duty tariffs. Consequently, we made the difficult decision to reduce all the workforce and keep only an essential core team. That core group remains important because it preserves our ability to restart production if suitable new business is secured.

Our China operations remained a relative bright spot. The factory continued to operate smoothly, and we restarted game console production there after moving material and assembly tools back from Myanmar. However, current volumes in China are not sufficient to carry the company’s overall expense structure.

The balance sheet remained our most important strength. As of March 31, 2026, Highway Holdings had approximately $4.4 million in cash, or approximately $0.96 per diluted share, minimal debt, and a current ratio of 2.36:1. This financial position has allowed us to continue operating through the downturn, evaluate strategic opportunities, and make disciplined decisions without being forced into unattractive financing.

That said, liquidity is not a substitute for operating performance. We must rebuild revenue and return the company to profitability.

Strategic Progress

The most important strategic action during fiscal 2026 was the completion of our acquisition of 51% of Regent-Feinbau Adermann GmbH.

Regent-Feinbau is a German precision manufacturing company with long-standing capabilities in sheet metal components, welded assemblies, laser cutting, bending, forming, component assembly, and advanced welding. It serves demanding customers in automotive, commercial vehicle, aerospace, and industrial markets. It also brings certifications, customer relationships, and technical capabilities that strengthen Highway Holdings’ manufacturing platform.

This acquisition is important because it addresses the central weakness that fiscal 2026 exposed: our business was too dependent on a narrow base of legacy OEM customers. Regent-Feinbau adds a new operating platform, a European customer base, additional technical depth, and exposure to markets where quality and reliability are essential in precision manufacturing, including for automotive, commercial vehicle, aerospace, and industrial customers. These markets are demanding. Customers expect quality, technical reliability, delivery discipline, and certified processes. Regent-Feinbau brings many of those strengths today.

For Highway Holdings, the opportunity is to support Regent-Feinbau’s growth while using our international manufacturing experience to create a broader platform. Regent already took over the marketing activities for all European customers and most importantly offered local-to-local supply, which has been a long-term request of our customer., This will secure and re-vitalize the remaining business of our major customers and open further business opportunities for Regent and the Company group

We were disciplined in pursuing this transaction. Management reviewed multiple potential acquisition targets over several years and rejected opportunities that did not improve the company’s risk profile. Regent-Feinbau was attractive because it added capabilities, had a history of profitability, and offered practical commercial synergies rather than theoretical ones.

We continue working to repurpose the factory in Myanmar. We negotiated a sales and manufacturing agreement with a company in China that designs and manufactures small low cost cars in China. This would allow us to assemble small three-wheel electric vehicles from SKD kits in Myanmar for selected emerging markets, subject to required governmental licenses and approvals. While we remain hopeful, after several months of working through the application process and working with various government departments, the government of Myanmar has proven to be very complicated and inflexible. We have not yet gained permission to move forward and cannot guarantee we will be able to.

That being said, at such point we are able to move forward in Myanmar, we intend to then set up similar marketing and manufacturing plants in several Central America countries. In addition, we are also looking inside China for business opportunities since we previously only focused on our export business neglecting the huge Chinese market. We have established some useful contacts and will update investors when we make meaningful progress.

Fiscal 2026 was a year of disappointment, but it also clarified what must change. We are not suggesting these opportunities eliminate the risks facing Highway Holdings. They do not. But they are more diversified than the legacy structure that left the company exposed in fiscal 2026. That is the strategic point. We are building more ways to compete, more ways to use our assets, and more ways to create value over time.

We cannot rely on the same customer mix, the same geographic exposure, or the same assumptions that supported the company in prior years. We started to test and experience a completely new business concept when we opened a small company offering services to elderly people. China’s elderly population caused by the China’s one child policy is on the verge of developing into to high value business with huge opportunities. We have studied the market and work cautiously on a potential new income opportunity We must build a more diversified Highway Holdings, that boasts stronger technical capabilities, broader customer access, better asset utilization, and a cost structure that matches business reality.

We have taken the first steps.

Now we must continue to execute.

I want to thank our employees for their commitment during a difficult period, especially those who stayed with the company through significant uncertainty and personal income sacrifices. I also want to thank our customers, partners, and shareholders for their continued support.

We know that trust is earned through results, not words. Our focus is to rebuild Highway Holdings with discipline, urgency, and accountability. The year ahead will not be easy, but we believe the company now has a clearer path, a stronger strategic base, and the financial flexibility to pursue a more durable future.

Sincerely,

Roland Kohl

Chairman, President and Chief Executive Officer

Highway Holdings Limited

Forward-Looking Statements

This letter contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. These include statements regarding the Company’s strategy and future performance, its China operations, the anticipated benefits of the Regent-Feinbau Adermann GmbH acquisition, the potential repurposing of the Myanmar factory and other new initiatives in Myanmar, Central America, and China, its plans to address the previously disclosed Nasdaq minimum bid price notification, and any strategic transaction or financing it may pursue. Words such as “believe,” “expect,” “intend,” “plan,” “will,” “may,” and similar expressions identify forward-looking statements.

These statements are based on management’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including: the Company’s ability to regain and maintain compliance with Nasdaq listing standards and the risk of delisting; its dependence on a limited number of customers and geographies; its ability to secure new business and offset the reduction in its legacy OEM and motor business; the costs and risks of reducing Myanmar operations; its ability to obtain the governmental approvals needed for new initiatives; the risks of integrating the Regent-Feinbau acquisition; the risk that any strategic transaction or financing may not be completed on the anticipated terms or at all; general economic, geopolitical, and tariff-related conditions; and the other risks described in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026 and its other filings with the Securities and Exchange Commission.

Forward-looking statements speak only as of the date made, and the Company undertakes no obligation to update them except as required by law. Readers are cautioned not to place undue reliance on them.

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